                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO 13D-1(a) AND AMENDMENTS FILED PURSUANT TO 13D-2(a)


                               Holly Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock,  Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   435758305
                ---------------------------------------------
                                 (CUSIP Number)

                                Lamar Norsworthy
                               100 Crescent Court
                                   Suite 1600
                              Dallas, Texas  75201
                                 (214) 871-3555
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 14, 1998
     -------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 7 pages)

--------------------

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

  CUSIP NO. 435758305                                         PAGE 2 OF 7 PAGES

  1    NAME OF REPORTING PERSON
       S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

       Lamar Norsworthy


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                     (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

                 Not Applicable.

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                 [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.

                    7    SOLE VOTING POWER

    NUMBER OF             328,859
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY
       EACH              See 12 below.
    REPORTING
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH
                         328,859

                    10   SHARED DISPOSITIVE POWER

                         See 12 below.

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   328,859

  12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

      X Does not include 285,856 shares beneficially owned by the reporting person listed at page 4 of this Schedule 13D, with respect to certain general and limited partner interests with respect to which this reporting person is trustee or a co-trustee.

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                4.0%

  14   TYPE OF REPORTING PERSON

              IN

                                  SCHEDULE 13D

  CUSIP NO. 435758305                                       PAGE 3 OF 7 PAGES

  1    NAME OF REPORTING PERSON
       S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

       Nona Barrett


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                     (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

                 Not Applicable.

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 U.S.

                    7    SOLE VOTING POWER

    NUMBER OF            328,132
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY
       EACH              None.
    REPORTING
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH
                         328,132

                    10   SHARED DISPOSITIVE POWER

                         None.

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   328,132

  12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    4.0%

  14   TYPE OF REPORTING PERSON

              IN

                                  SCHEDULE 13D

  CUSIP NO. 435758305                                       PAGE 4 OF 7 PAGES

  1    NAME OF REPORTING PERSON
       S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

       NBN Capital Limited Partnership, a Texas limited partnership


  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                     (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS

                 Not Applicable.

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Texas

                    7    SOLE VOTING POWER

    NUMBER OF            285,856
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY
       EACH              None.
    REPORTING
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH
                         285,856

                    10   SHARED DISPOSITIVE POWER

                         None.

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   285,856

  12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.5%

  14   TYPE OF REPORTING PERSON

              PN

                                  SCHEDULE 13D

  CUSIP NO. 435758305                                        PAGE 5 OF 7 PAGES

  1    NAME OF REPORTING PERSON
       S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

       Brown Brothers Harriman Trust Company of Texas, as trustee of the following trusts: Betty Simmons East Texas Trust, Margaret Simmons East Texas Trust, Suzanne Simmons East Texas Trust, Betty Simmons Nueces County Trust, Margaret Simmons Nueces County Trust, Suzanne Simmons Nueces County Trust

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                     (b) [ ]

  3    SEC USE ONLY

  4    SOURCE OF FUNDS
                 Not Applicable.

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                 Texas

                    7    SOLE VOTING POWER

    NUMBER OF            1,511,136*
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY
       EACH              None.
    REPORTING
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH
                         1,511,136*

                    10   SHARED DISPOSITIVE POWER

                         None.

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,511,136*

  12   CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.3%

  14   TYPE OF REPORTING PERSON

              OO

 *Betty Simmons East Texas Trust            263,242
 Margaret Simmons East Texas Trust          263,242
 Suzanne Simmons East Texas Trust           263,242
 Betty Simmons Nueces County Trust          240,470
 Margaret Simmons Nueces County Trust       240,470
 Suzanne Simmons Nueces  County Trust       240,470

                                                               PAGE 6 OF 7 PAGES
ITEM 1.       SECURITY AND ISSUER

              The class of securities to which this statement relates is the common stock, $.01 par value (the "Common Stock") of Holly Corporation, a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 100 Crescent Court, Suite 1600, Dallas, Texas 75201.

ITEM 2.       IDENTITY AND BACKGROUND

              Lamar Norsworthy is a resident of the State of Texas. His business address is 100 Crescent Court, Suite 1600, Dallas, Texas 75201. Mr. Norsworthy is Chairman of the Board and Chief Executive Officer of Holly Corporation. Mr. Norsworthy is a U.S. citizen.

              Nona Barrett is a resident of the State of Texas. Ms. Barrett is principally occupied as an investor. Her address is 5745 Chatham Hill Rd., Dallas, Texas 75225. Ms. Barrett is a U.S. citizen.

              NBN Capital Limited Partnership is a limited partnership organized under the laws of the State of Texas. NBN Assets Management Company, L.L.C., a limited liability company, is its general partner and its principal business address is 2001 Ross Avenue, Suite 1150, Dallas, Texas 75201-2996.

              Brown Brothers Harriman Trust Company of Texas is a trust company chartered by the State of Texas, and is reporting as trustee for the following trusts: Betty Simmons East Texas Trust, Margaret Simmons East Texas Trust, Suzanne Simmons East Texas Trust, Betty Simmons Nueces County Trust, Margaret Simmons Nueces County Trust, Suzanne Simmons Nueces County Trust. Its principal business address is 2001 Ross Avenue, Suite 1150, Dallas, Texas 75201 and is a wholly owned subsidiary of Brown Brothers Harriman Trust Company, a trust company chartered by the State of New York, which is a subsidiary of Brown Brothers Harriman & Co., a general partnership organized under the laws of the State of New York and licensed as a bank, located at 59 Wall Street, New York, N.Y. 10005.

              In the last five years, no person listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Not Applicable.

                                                               PAGE 7 OF 7 PAGES
ITEM 4.       PURPOSE OF TRANSACTION

              On April 14, 1998, the Issuer's Board of Directors agreed to merge (the "Merger") the Issuer with and into Giant Industries, Inc. ("Giant") pursuant to an Agreement and Plan of Merger (the "Merger Agreement"). The Merger is conditioned upon the approval by the stockholders of the Issuer and Giant and other conditions as stated in the Merger Agreement. The reporting persons are among the parties to a Major Stockholders' Agreement, dated April 14, 1998, pursuant to which, among other provisions, the reporting persons agreed to vote shares of the Issuer held by them in favor of the Merger. A copy of the Major Stockholders' Agreement is attached as Exhibit 99.01, and incorporated herein by reference in its entirety.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER


                                   Aggregate        Sole       Shared       Sole        Shared
                                      # of         Voting      Voting    Dispositive  Dispositive
        Reporting Persons            Shares        Power       Power        Power        Power
 Lamar Norsworthy                    328,859      328,859        0          328,859        0

 Nona Barrett                        328,132      328,132        0          328,132        0

 NBN Capital Limited                 285,856      285,856        0          285,856        0
       Partnership

 Brown Brothers Harriman           1,511,136    1,511,136        0        1,511,136        0
       Trust Company

       The filing of this statement shall not be construed as an admission by any such person of beneficial ownership of said shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              The reporting persons are parties to the Major Stockholders' Agreement. See Item 4.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

                   Exhibit
                   Number                Description
                   ------                -----------

                 99.01 Major Stockholders' Agreement, dated April 14, 1998, by and among the Issuer, Giant Industries, Inc., the reporting persons and others named therein.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated as of April 20, 1998


                                     /s/ Lamar Norsworthy
                                     -------------------------------------------
                                     LAMAR NORSWORTHY


                                     /s/ Nona Barrett
                                     -------------------------------------------
                                     NONA BARRETT


                                     NBN CAPITAL LIMITED PARTNERSHIP

                                     By:    NBN Assets Management Company,
                                            L.L.C.

                                            By:  /s/ Robert G. McKenzie
                                               ---------------------------------
                                                   Robert G. McKenzie, Manager


                                     BETTY SIMMONS EAST TEXAS TRUST

                                     By:    Brown Brothers Harriman Trust
                                            Company of Texas, Trustee

                                            By:  /s/ Robert G. McKenzie
                                               ---------------------------------
                                                   Robert G. McKenzie, Executive
                                                   Vice President

                                     MARGARET SIMMONS EAST TEXAS TRUST

                                     By:    Brown Brothers Harriman Trust
                                            Company of Texas, Trustee

                                            By:  /s/ Robert G. McKenzie
                                               ---------------------------------
                                                   Robert G. McKenzie, Executive
                                                   Vice President


                                     SUZANNE SIMMONS EAST TEXAS TRUST

                                     By:    Brown Brothers Harriman Trust
                                            Company of Texas, Trustee

                                            By:  /s/ Robert G. McKenzie
                                               ---------------------------------
                                                   Robert G. McKenzie, Executive
                                                   Vice President


                                     BETTY SIMMONS NUECES COUNTY TRUST

                                     By:    Brown Brothers Harriman Trust
                                            Company of Texas, Trustee

                                            By:  /s/ Robert G. McKenzie
                                               ---------------------------------
                                                   Robert G. McKenzie, Executive
                                                   Vice President


                                     MARGARET SIMMONS NUECES COUNTY TRUST

                                     By:    Brown Brothers Harriman Trust
                                            Company of Texas, Trustee

                                            By:  /s/ Robert G. McKenzie
                                               ---------------------------------
                                                   Robert G. McKenzie, Executive
                                                   Vice President


                                     SUZANNE SIMMONS NUECES COUNTY TRUST

                                     By:    Brown Brothers Harriman Trust
                                            Company of Texas, Trustee

                                            By:  /s/ Robert G. McKenzie
                                               ---------------------------------
                                                   Robert G. McKenzie, Executive
                                                   Vice President

                               INDEX TO EXHIBITS



                   Exhibit
                   Number                       Description
                   ------                       -----------
                 99.01        Major Stockholders' Agreement, dated  April 14,
                              1998, by and among the Issuer,  Giant Industries,
                              Inc., the reporting persons and others named
                              therein.